As filed with the Securities and Exchange Commission on February 16, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP

(Name of the Issuer)

Northland Cable Properties Seven Limited Partnership

Northland Communications Corporation

Northland Cable Television, Inc.

John S. Whetzell

Richard I. Clark

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John S. Whetzell, Chief Executive Officer

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Georges H.G. Yates, Esq.

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101-3099

(206) 359-3402

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$17,300,000	$1,982.58

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $1,982.58	Filing party: Northland Cable Properties Seven Limited Partnership

Form or registration no.: Schedule 14A — Preliminary Proxy Statement	Date filed: December 1, 2011

INTRODUCTION.

This Amendment No. 4 to the Rule 13e-3 Transaction Statement, as amended (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Seven Limited Partnership, a Washington limited partnership (“NCP-Seven”), Northland Communications Corporation, a Washington corporation and the managing general partner of NCP-Seven (“NCC”), Northland Cable Television, Inc., a Washington corporation, John S. Whetzell, Chief Executive Officer of Northland Communications Corporation, and Richard I. Clark, Executive Vice President of Northland Communications Corporation (collectively, the “Filing Persons”).

On October 12, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to Charter Communications, LLC, an unaffiliated third party (the “Charter Communications Agreement”), for cash in the amount of $3,000,000 (the “Charter Communications Transaction”). On October 14, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to TruVista Communications of Georgia, LLC, an unaffiliated third party (the “TruVista Agreement”), for cash in the amount of $8,900,000 (the “TruVista Transaction”). On October 21, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to Northland Cable Television, Inc., an affiliate of NCC (the “NCTI Agreement”), for cash in the amount of $5,400,000 (the “NCTI Transaction”). Through the NCTI Transaction, the Charter Communications Transaction and the TruVista Transaction (together, the “Proposed Transactions”), NCP-Seven has agreed to sell substantially all of its assets for the aggregate purchase price of $17,300,000, which may be adjusted pursuant to the terms of the Charter Communications Agreement, the TruVista Agreement and the NCTI Agreement, respectively (the “Asset Purchase Agreements”). This Transaction Statement relates to the proposed sale of one or more of NCP-Seven’s cable systems up to and including a sale of substantially all of NCP-Seven’s Assets pursuant to the Proposed Transactions, including the sale of certain of NCP-Seven’s cable systems to an affiliate of the managing general partner pursuant to the NCTI Agreement.

Concurrently with the filing of this Transaction Statement, NCP-Seven is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Seven is soliciting proxies from limited partners of NCP-Seven in connection with the above described transactions. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of each of the NCTI Agreement, the Charter Communications Agreement and the TruVista Agreement is attached to the Proxy Statement as Exhibit B, Exhibit C and Exhibit D, respectively and each is incorporated herein by reference.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and address. NCP-Seven’s name and address and telephone number of its principal executive office is as follows:

Northland Cable Properties Seven Limited Partnership

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—General”

(c) Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—General”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—NCP-Seven’s Business”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—NCP-Seven’s Business”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—Management and Beneficial Ownership of NCP-Seven”

“SUMMARY TERM SHEET—The Parties”

(b) Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—Management and Beneficial Ownership of NCP-Seven”

(c) Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties”

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Sale of NCP-Seven’s Assets to the Purchasers”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Sale of NCP-Seven’s Assets to the Purchasers”

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Proposed Transactions”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED TRANSACTIONS—Projected Cash Available from Liquidation”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Reasons for the Proposed Transactions”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Quorum; Vote Required for Approval”

(2)(v) Not applicable.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Federal and State Income Tax Consequences of the Proposed Transactions”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Conflicts of Interest of the Managing General Partner”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Reasons for the Proposed Transactions”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—You Do Not Have Dissenters’ Rights”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Risk Factors Pertaining to the Proposed Transactions—A limited partner does not have any dissenters’ or appraisal rights in these transactions.”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Chronology of Events Leading up to the Proposed Sales”

(f) Eligibility for listing or trading. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—General”

ITEM 5.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—NCP-Seven’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with the Managing General Partner and Affiliates”

“FINANCIAL STATEMENTS—Audited Financial Statement of Northland Cable Properties Seven Limited Partnership—Note 5”

(b)-(c) Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Chronology of Events Leading up to the Proposed Transactions”

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Proposed Transactions”

(e) Not applicable.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Liquidation and Dissolution of NCP-Seven Following Consummation of the Proposed Transactions”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED TRANSACTIONS—Dissolution Procedures”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—General Structure of the Proposed Transactions”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED TRANSACTIONS—Dissolution Procedures”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Reasons for the Proposed Transactions”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Alternatives to the Proposed Transactions”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Reasons for the Proposed Transactions”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Likely Consequences of Your Vote”

“SUMMARY TERM SHEET—Conflicts of Interest of the Managing General Partner”

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED TRANSACTIONS”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Federal and State Income Tax Consequences of the Proposed Transactions”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness of the Proposed Transactions”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—The Beliefs as to Fairness of the Managing General Partner, Mr. Whetzell and Mr. Clark”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—Beliefs as to Fairness of NCTI”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—Material Factors Underlying Belief as to Fairness”

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—Material Factors Underlying Belief as to Fairness—Consent Procedures and Procedural Safeguards”

(d)-(e) Unaffiliated representative; Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS – Fairness of the Proposed Transactions – The Beliefs as to Fairness of the Managing General Partner, Mr. Whetzell and Mr. Clark”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—Material Factors Underlying Belief as to Fairness—Third-Party Bid Solicitation”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Fairness of the Proposed Transactions—Opinion of Duff & Phelps”

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—Purchasers’ Sources of Funds”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—Purchasers’ Sources of Funds”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“DISSOLUTION AND LIQUIDATION CONSEQUENCES OF THE PROPOSED TRANSACTIONS—Projected Aggregate Cash Available Following the Closing of the Proposed Transactions”

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIFIC TERMS OF THE PROPOSED ASSET SALES—Purchasers’ Sources of Funds”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT NCP-SEVEN—Beneficial Ownership”

(b) Securities transactions. Not applicable.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)-(e) Intent to tender or vote in a going-private transaction; Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Managing General Partner Recommends Approving Each of the Proposed Transactions”

“SPECIAL FACTORS OF THE PROPOSED TRANSACTIONS—Reasons for the Proposed Transactions”

ITEM 13.	FINANCIAL INFORMATION.

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF HISTORICAL FINANCIAL INFORMATION”

“INFORMATION ABOUT NCP-SEVEN—Selected Quarterly Financial Data”

“FINANCIAL STATEMENTS”

(b) Pro forma information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Solicitation of Proxies”

ITEM 15.	ADDITIONAL INFORMATION.

(b) Not applicable

(c) Other material information. The information set forth in the Proxy Statement, including all exhibits attached thereto, is incorporated herein by reference.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Definitive Proxy Statement of Northland Cable Properties Seven Limited Partnership (incorporated herein by reference to NCP-Seven’s Definitive Schedule 14A filed with the Securities and Exchange Commission on February 16, 2012).

(a)(2) Form of Proxy Card (incorporated herein by reference to Exhibit A of the Proxy Statement).

(a)(3) Notice of Special Meeting of Limited Partners (incorporated herein by reference to the Proxy Statement).

(a)(4) Letter to Limited Partners, dated February 24, 2012 (incorporated herein by reference to NCP-Seven’s Definitive Additional Materials filed on Schedule 14A with the Securities and Exchange Commission on February 16, 2012).

(b) Credit Agreement between Northland Cable Television, Inc. and General Electric Capital Corporation (to be filed by amendment).

(c)(1) Opinion of Duff & Phelps (incorporated herein by reference to Exhibit E of the Proxy Statement).

(c)(2) Financial analysis presentation materials, dated November 14, 2011, prepared by Duff & Phelps LLC, for Northland Communications Corporation. (incorporated herein by reference to Amendment No. 3 to NCP-Seven’s Rule 13E-3 Transaction Statement filed on February 3, 2012).

(d) Asset Purchase Agreement between Northland Cable Properties Seven Limited Partnership and Northland Cable Television, Inc., dated October 21, 2011 (incorporated herein by reference to Exhibit B to the Proxy Statement); Asset Purchase Agreement between Northland Cable Properties Seven Limited Partnership and Charter Communications, LLC, dated October 12, 2011 (incorporated herein by reference to Exhibit C to the Proxy Statement); Asset Purchase Agreement between Northland Cable Properties Seven Limited Partnership and TruVista Communications of Georgia, LLC, dated October 14, 2011 (incorporated herein by reference to Exhibit D to the Proxy Statement).

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2012

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP

By:	NORTHLAND COMMUNICATIONS CORPORATION
Managing General Partner

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE TELEVISION, INC.

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

/s/ JOHN S. WHETZELL
John S. Whetzell

/s/ RICHARD I. CLARK
Richard I. Clark